HYNES & HOWES INSURANCE COUNSELORS, INC.
                 Computation of Earnings (Loss) Per Common Share
       For the Three Months and Nine Months Ended June 30, 1997 and 1996
                                   (Unaudited)


                                  Three Months Ended       Nine Months Ended
                                        June 30,                June 30,
                                    1997        1996         1997        1996

Common Shares Outstanding:

  Beginning of Period         11,226,699  11,226,699   11,226,699  11,226,699

  End of Period               11,226,699  11,226,699   11,226,699  11,226,699

Average Number of Shares
  Outstanding for the Period  11,226,699  11,226,699   11,226.699  11,226,699

  Net Income (Loss)           $    3,541  $   10.604   $    7,207  $   18,190

Earnings (Loss) Per Common Share:

   Net Income                 $     0.00  $     0.00   $     0.00  $     0.01